EXHIBIT 22.1
LIST OF GUARANTOR SUBSIDIARIES
The following subsidiary of Angel Oak Mortgage REIT, Inc. (the “Company”) was a guarantor of the Company’s 9.50% Senior Notes Due 2029 and 9.5% Senior Notes Due 2030:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF INCORPORATION
Angel Oak Mortgage Operating Partnership, LP	Delaware